Exhibit 99.1

19 June 2019

Midatech Pharma PLC

(“Midatech” or the “Company”)

Result of AGM

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), the R&D company focused on delivering innovative oncology and rare disease products to patients, is pleased to announce that all resolutions were passed at the Annual General Meeting held earlier today.

For more information, please contact:

Midatech Pharma PLC

Dr Craig Cook, CEO

Tel: +44 (0)1235 888300

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)

Freddy Crossley, Emma Earl (Corporate Finance)

James Stearns (Corporate Broking)

Tel: +44 (0)20 7886 2500

IFC Advisory Limited (Financial PR and UK Investor Relations)

Graham Herring / Tim Metcalfe / Heather Armstrong

Tel: +44 (0)20 3709 5700

Email: midatech@investor-focus.co.uk

Westwicke Partners (US Investor Relations)

Chris Brinzey

Tel: +1 339 970 2843

Email: chris.brinzey@westwicke.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is an R&D company focused on ‘Making Medicines Better’ by improving delivery of drugs in the body.  The Company combines existing medications with its proprietary and innovative drug delivery technologies to provide compelling oncology and rare disease products that have the potential to powerfully impact the lives of patients undergoing treatment for life threatening diseases.

The Company has developed three in house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies are into the clinic:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).

•	MidaSolve™ platform: an innovative nano-technology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading edge nano-technology used for targeting medications to sites of disease.

Midatech's headquarters and R&D facility is in Cardiff, UK, and manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com